\-

Silver Branch Brewing Company, Inc.

ANNUAL REPORT

2025

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Silver Branch Brewing Company, Inc., a MD Corporation (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

Issuer Name	Silver Branch Brewing Company, Inc.
Offering Amount	$193,344

COMPANY OVERVIEW

Silver Branch is a brewery and hospitality company in Maryland, Virginia and Washington DC. Silver Branch celebrates the delicious beer and food traditions from the four major beer cultures. Our guiding principle is the German term Gemuetlichkeit--the sense of camaraderie and cozy warmth one has when spending time with with friends and family and enjoying great food and drink. Along with creating great old-world food and beer, we create events that celebrate the four major historic beer cultures: Central Europe, Belgium, Britain and the Amercias. Most recently Silver Branch has created a pizza menu in its Warrenton location that is receiving rave reviews, and we will be launching that menu as Mosaic Craft Pizza. In the coming years, Silver Branch will expand to have between 4 and 6 joint Mosaic Craft Pizza and Silver Branch Brewing locations creating Gemuetlichkeit through quality beer and food, and old world warmth and charm.

Company History

Silver Branch Brewing Company opened in Silver Spring Maryland in early March, 2019. During our first year, we operated in line with the plan we had made prior to opening. We focused on creating a community that enjoyed celebrating diverse beer and beer culture. We celebrated our first annual Oktoberfest, Koelschfest to celebrate the beer of Cologne, Ye Olde Beer Fest to celebrate British cask beers, as well as multiple other celebrations to bring people together. We also started to distribute beer into wholesale via self-distribution, exceeding 500 barrels of distribution in our first year.

In early March, 2020, we celebrated our one-year anniversary with intestors, friends and the broader community. Within two weeks of our anniversary date, our doors were shut due to the COVID epidemic. We are proud that we were able to continue growing revenues year over year even during the COVID emergency. We employed multiple strategies to make it through the following years. Purchasing a larger canning line was a key early strategy. Since draft beer was nearly impossible sell, we canned nearly all of our beer and sold it both wholesale and via home delivery. Soon, it became clear that we needed to increase the amount of beer we could produce. Over time we increased the number of fermenters from four to nine and the number of bright tanks from one to three. With these gains in capacity and production, the limitations of the brewery's overall size started to become apparent. During COVID, this wasn't a significant concern because we could use the remainder of our space for storage, but we knew that long-term production growth would require eventually finding another brewing space.

As the COVID emergency gradually receeded and our taproom began to fill up again, the need for expansion went from theoretical to real. Our beer production capacity and our capacity to add taproom services were both limited by the total amount of space available. With that limitation, our revenues began to stabilize at around $3 million per year. After two unsuccessful attempts at expansion, we purchased the former Wort Hog location in Warrenton, VA. With this new location having been open for nearly a year, our total revenues have jumped to a projected $4.7 million in 2024.

Our vision for Silver Branch has always been to create a vertically integrated growth company. Unlike many breweries, we have always seen ourselves as a hospitality company where we make world-class beer, but more importantly, present that beer to our gests in an amazing atmosphere. After nearly 5 years of having to tread water due to COVID, we are finally back on a growth trajectory. We seek to grow and to accelerate that growth by launching Mosaic Craft Pizza as a complementary brand, expanding beer production, and launching more intentionally into hosting events.

Name of issuer: Silver Branch Brewing Company, Inc.
State of Organization: MD
Date Company Was Formed: 03/27/1997
Type of Company: Corporation
Physical Address: Silver Branch Brewing Company, SILVER SPRING, MD 20910
Web Address: silverbranchbrewing.com
# of Employees: 52

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Christian Layke	Stock	38.0%
Minority ownership (all less than 20%)	Stock	62.0%

The above is the only ownership outstanding for the company. The ownership interests of a MD Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Christian Layke

Employer: Silver Branch Brewing Company, Inc.
Title: CEO and Chairman of the Board
Dates of Service: 03/27/1997 - Current

Christian was the founding brewer for Silver Branch. At this point, he no longer spends time on the brew deck, instead spending his time on organizational management. He serves as CEO and President of the Board. After graduating from Cornell in Environmental Sciences and The George Washington Universities with an MA in Geography, Christian worked for an environmental policy non-profit in Washington DC. After 15 years of a desk job started making him restless and having a beer win a national home-brew competition in the Oktoberfest category, Christian spent a few months in Belgium interning with a brewery. Once he learned that making beer commercially is actually easier than homebrewing (better tools), he knew it was time to take the plunge and become a commercial brewer. Six years later, after meeting Brett and completing a business plan, Christian quit to open his own brewery.

Brett Robison

Employer: Silver Branch Brewing Company, Inc.
Title: Chief Operations Officer
Dates of Service: 03/27/1997 - Current

Brett Robison was the founding general manager for our taproom business and the organizer and salesperson for Silver Branch's wholesale operation. Brett serves as COO and Director of Hospitality. Brett has been an integral player in the development of a growing Montgomery County craft beer scene since 2013. He began his beverage industry career back in 2007 and has made the DMV home ever since 2010. After having developed several successful beer and bar programs in the region, he became the first retailer to sell self-distributed beer in Montgomery County in 2014. He continues to play a significant role in the development of Maryland craft beer and self-distribution practices within Montgomery County and Maryland. Brett has worked alongside legislators to reform several beer and liquor laws in Montgomery County; specifically he helped plan and create a new class of liquor license for retailers in Montgomery County formally known as class BD-BWL. Brett's desire to build Silver Branch Brewing Company was born out of an understanding for an underserved craft beer demographic in Montgomery County. The inspiration for Silver Branch stems from time spent traveling abroad and enjoying rich cultural celebrations of many countries around the world. Brett is an Advanced Cicerone® and active BJCP Certified Beer Judge with a high degree of focus on product development and product quality. He is a problem solver that loves puzzles, he spent many years tinkering with and designing draft systems. He has retired draft system maintenance and development in exchange for developing bigger picture business solutions. He likes retiring at the end of the day over a nice, sessionable pilsener in the comfort of his home with his wife Bailey and their two dogs, Kylie and Bibi.

Jonathan Reeves

Employer: Silver Branch Brewing Company, Inc.
Title: Director of Brewing Operations
Dates of Service: 03/27/1997 - Current

Jonathan has been a brewer up and down the eastern seaboard, from Pennsylvania to Florida, but much of his experience is in the DC area. He brewed with Bardo when they were a craft beer pioneer, with Sweetwater Tavern in Merrifield, and was the opening brewer for Ruddy Duck in Lusby, MD. In his best-known role, Jonathan was the founding brewer of Port City Brewing Company, and is the recipient of numerous prestigious national and international awards, including Small Brewery of the Year by the Great American Beer Festival. Jonathan led the growth of Port City to annual production levels over 10,000 barrels. We are excited to continue our rapid growth under Jonathan's leadership.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks

involved. **These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

The Company opened its first location in Silver Spring, Maryland in March 2019 and has operated under its current corporate structure since 2023. This is a relatively limited history for prospective investors to consider.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

No Right to Participate in Management

As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have key man life insurance policies for all key personnel (the Company does maintain a key man life insurance policy on its CEO). In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

You might want to keep the compensation of managers low, while managers want to make as much as they can.

You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If investors were to seek to enforce their rights, they would have to engage lawyers and possibly other third parties. The cost of enforcement could be prohibitive.

Lenders Could Have Superior Rights

The Company will take out loans. In itself this is not risky, but these lenders will likely have a claim to collateral. For example, the lenders might have a claim to the future cash flows or the equipment owned by the Company. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other investors. If the Company runs out of cash, and has a choice to distribute any remaining assets (or proceeds from the sale thereof) to the lenders or the Holders of the Security, it might be required to pay its lenders first.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Class B Membership Units or the Subscription Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Class B Membership Units.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the Class B Membership Units will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding Class B Membership Units. They could also issue other classes of securities with rights superior to those of investors holding Class B Membership Units.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Class B Membership Units is determined by the face amount of the Class B Membership Unit to be issued. The terms of the Class B Membership Units were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Class B Membership Units in the future. In the event that future valuation is required, any value given the Class B Membership Units by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

n/a

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the Class B Membership Units.

If the company is sold, the owners of the Class B Membership Units have the right to receive all of the pro rata share of proceeds.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make distributions with respect to the Class B Membership Units.

7. What other exempt offerings has the issuer conducted within the past three years?

The issuer has not conducted any additional exempt offerings within the past three years beyond those previously disclosed.

The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
any director or officer of the issuer;
any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
or (4) any immediate family member of any of the foregoing persons.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:
            a) association with an entity regulated by such commission, authority, agency or officer;
            b) engaging in the business of securities, insurance or banking;
            c) engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

> ii) places limitation on the activities, functions or operations of such person;

> iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
> i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
> ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

As of year end, the company has 52 employees.
The business has incurred outstanding debt as detailed in the schedule below.

Creditor	Amount	Interest Rate	Completion Date
SBA EIDL x9103 (Silver Spring)	$926,688	3.75%	
SBA EIDL x7104 (SS)	$522,688	3.75%	
MainStreet Bank (SS)	$342,587	4.89%	
National Capital Bank (Warrenton Station)	$976,531	6.44%	
SBA 504 Capital (WS)	$793,743	6.83%	
Oak View Bank (WS)	$59,599	6.30%	
John Marshall Bank SBA Loan (Rockville Beerworks)	$288,618	8.75%	
Can Capital Line of Credit (Corporate)	$244,753	28.83%	
Shareholder Loans (Corp)	$435,000	10.00%	
Total Balance	*$4,590,207*		

Balance Sheet

ASSETS	2025
Cash & Equivalents	142,229
Accounts Receivable	99,566
Fixed Assets	2,778,140
Other Assets	695,333
TOTAL ASSETS	**3,715,268**
LIABILITIES & EQUITY	
Accounts Payable	235,524
ST-Debt Payable	193,728
LT-Debt Payable	4,814,473
TOTAL LIABILITIES	**5,243,724**
Retained Earnings	(2,873,565)
Net Income	(682,005)
TOTAL OWNER'S EQUITY	**(1,528,457)**
TOTAL LIABILITIES & EQUITY	**3,715,268**

Income Statement

INCOME	2025
Total Revenue	3,238,279
Cost of Goods Sold	984,313
GROSS PROFIT	**2,253,966**
Operating Expenses	2,935,971
NET INCOME	**(682,005)**

Statement of Cash Flows

	2025
NET INCOME (LOSS)	**(682,005)**
CASH FLOW ACTIVITIES	
Net Cash from Operations	(665,246)
Net Cash from Investing	(83,149)
Net Cash from Financing	730,182
NET INCREASE (DECREASE) IN CASH	**(700,218)**

The fiscal year end for this business is 12/31.

Ownership percentages changed to reflect crowd-funding round and additional investments. List of current owners with greater than 20% equity: Christian Layke (36.6%)

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Thomas Lang

_____

Tom Lang

CFO